QUEST PATENT RESEARCH CORPORATION

411 Theodore Fremd Ave., Suite 206S

 Rye, New York 10580-1411

February 3, 2016

By EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Quest Patent Research Corporation
Registration Statement on Form S-1
Filed December 14, 2015
File No. 333-208536

Ladies and Gentlemen:

In response to the comments from the staff of the Commission set forth in the letter of comments dated January 5, 2016, we have amended the registration statement on Form S-1, filed by Quest Patent Research Corporation (the “Company”) as follows.

Preliminary

On January 22, 2016, the Company held its 2016 annual meeting of stockholders at which the amended and restated certificate of incorporation was approved, and the amended and restated certificate of incorporation was filed with the Secretary of State of the State of Delaware. The Company filed a Form 8-K to reflect the amendment of the certificate of incorporation on January 25, 2016. The Company amended the registration statement to reflect (i) the amendment and restatement of the certificate of incorporation and (ii) the satisfaction by the Company of the requirement in the agreements with United Wireless that the authorized common stock be increased to 1,250,000,000 shares.

We have also included language to enable the Company to incorporate by reference subsequent SEC filings consistent with SEC release 33-10003 and the amendments to Form S-1 provided in such release.

Response to Comments

General

1.	We note that your shares are presently being quoted on the OTC pink marketplace. This is not considered an existing trading market for purposes of conducting an at the market offering under Rule 415. Your prospectus should therefore be revised to set a fixed price at which the selling security holders will offer and sell their shares. See Schedule A, Item 16, of the Securities Act and Item 501(b)(3) of Regulation S-K. Please clearly disclose that the shares will be sold at the fixed price until the common stock becomes quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange. Please make the appropriate revisions on the front of the registration statement, front cover page of the prospectus, summary and plan of distribution sections.

The Company has made appropriate revisions on the front of the registration statement, on the prospectus cover page, and in the Prospectus Summary and Plan of Distribution sections of the Prospectus.

Division of Corporate Finance

February 3, 2016

Our failure to have filed reports with the SEC may impair the market …, page 13

2.	We note that you failed to file current and periodic reports for several years. Please augment your risk factor to provide enhanced disclosure of the impact to you as a result of your delinquent filings, including the potential liability you face as a result of your failure to file current and periodic reports pursuant to the Securities Exchange Act of 1934.

The Risk Factor has been expanded to reflect the potential liability the Company may face as a result its failure to have filed current and periodic reports pursuant to the Securities Exchange Act.

Business

Agreements with United Wireless, page 23

3.	Here or in an appropriate place in your prospectus, please clarify whether only the 10% promissory note in the principal amount of $1,250,000 due September 30, 2020 issued to United Wireless is subject to the default provisions you describe here or if future loans United Wireless has agreed to make to you are also subject to such default provisions.

The discussion of the agreements with United Wireless has been revised to make it clear that all of the notes to United Wireless are subject to the default provisions. In this connection, we note that, as disclosed in the discussion of the agreements in the prospectus, in the event of a Conversion Eligible Event of Default which results in the transfer of the stock of the three subsidiaries to United Wireless, the obligations under the notes that relate to the purchase of the patent rights from Intellectual Ventures terminate.

Undertakings, page II-3

4.	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. Please see C&DI Question 229.01 (Securities Act Rules).

The Company has included the undertakings required by Item 512(a)(5)(ii).

Pursuant to Rule 461, the Company requests acceleration of effectiveness of the above referenced Registration Statement to 10:00 A.M. on Tuesday, February 9, 2016 or as soon thereafter as possible.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jon C. Scahill
Jon C. Scahill, Chief Executive Officer